Exhibit 99.1

Press Release

Your Contact:
Corinne Hoff Aventis Global Media Relation Tel.: +33 (0)3 88 99 19 16 Corinne.Hoff@aventis.com	Tony Roddam Aventis Global Media Relations Tel: +33 (0)3 88 99 11 38 Tony.Roddam@aventis.com

Aventis Supervisory Board unanimously rejects hostile bid by Sanofi-Synthélabo and recommends to shareholders not to tender shares

Note d'information en réponse will be filed with AMF on Thursday 19 February 2004

        Strasbourg, France—February 17, 2004—At a meeting today, the Supervisory Board of Aventis concluded unanimously that Sanofi-Synthélabo's offer is clearly inadequate from a financial standpoint. In addition, the Supervisory Board determined that the offer entails important social risks with limited benefits for Aventis. All members of the Supervisory Board were present or represented at the meeting.

        The Supervisory Board concluded that the Offer is not in the interest of the Company, its shareholders and its employees and, therefore, recommends that Aventis' shareholders do not tender their Aventis shares in the Offer. None of the members of the Supervisory Board intend to tender their own securities into the Offer.

        The Supervisory Board directed the Management Board to study all alternatives with stronger industrial, social and financial rationale in the interest of the shareholders and employees of Aventis.

        The Supervisory Board resolved that the treasury shares held by Aventis and its subsidiaries not be tendered in the Offer, and gave authority to the Chairman of the Management Board to finalize and sign the "note d'information en réponse", which will be filed with the AMF and published following its approval.

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection.

        Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Autorité des marchés financiers" in France.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.